Alpine Series Trust
Exhibit to Item 77C

On October 16, 2015, a Special Meeting of Shareholders of the Alpine Equity Income Fund and the Alpine Transformations Fund (each a Fund), each a series of Alpine Series Trust (the Trust), met to vote to approve an Agreement and Plan of Reorganization, providing for: (i) the acquisition of all of the assets of the Alpine Equity Income Fund and Alpine Transformations Fund by the Alpine Rising Dividend Fund
(the Acquiring Fund), in exchange for the assumption of all of the liabilities of the Alpine Equity Income Fund and Alpine Transformations Fund for shares of the Acquiring Fund to be distributed to the shareholders of the Alpine Equity Income Fund and Alpine Transformations Fund; and (ii) the subsequent termination of the Alpine Equity Income Fund and Alpine Transformations Fund as a series of the Trust:

Proposal 1: to approve an Agreement and Plan of Reorganization for the Alpine Equity Income Fund.

For 99.96%
Against 0.04%
Abstain 0.00%

Proposal 2: to approve an Agreement and Plan of Reorganization for the Alpine Transformations Fund.

For 99.76%
Against 0.24%
Abstain 0.00%